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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 811-08025

Global Income Fund, Inc.

AMERICAN STOCK EXCHANGE: (GIF)

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

11 Hanover Square, New York, NY 10005

1-212-344-6310

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, $.01 par value

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)
☐	17 CFR 240.12d2-2(a)(2)
☐	17 CFR 240.12d2-2(a)(3)
☐	17 CFR 240.12d2-2(a)(4)
☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)
☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.(2)

Pursuant to the requirements of the Securities Exchange Act of 1934, Global Income Fund, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

March 27, 2008	/s/Thomas B. Winmill	President
Date	By: Thomas B. Winmill	Title

______________

(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 204.19d-1 as applicable. See General Instructions.

  (2) The Issuer will continue to maintain its investment company registration.